Filed by Publicis Groupe S.A.
                         pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company:  Bcom3 Group, Inc.
                                                 Commission File No. 000-32649


The merger agreement, the related support agreements and the related memoranda of understanding in connection with the merger of Publicis Groupe S.A. with Bcom3 Group, Inc. were filed by Publicis Groupe S.A. under cover of Form 6-K today and are incorporated by reference into this filing.